EXHIBIT 99.1

Dunxin Financial Holdings Limited Announces Results of 2021 Annual General Meeting of Shareholders

WUHAN, HUBEI, China, January 5, 2022 – Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a licensed microfinance lender serving individuals and small and medium enterprises (“SMEs”) in Hubei Province, China, today announced the results of its 2021 annual general meeting of shareholders (the “AGM”) which was held on December 30, 2021 at the Company’s offices located at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 430063 and virtually through teleconference.

At the AGM, the shareholders approved the re-election and appointment of two directors, namely Qi Chen and Weitao Liang.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited is a licensed microfinance lender serving individuals and SMEs in Hubei Province, China. The Company has been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and SMEs. The Company was recognized as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and was a Member Unit of Hubei Micro-credit Company Association from December 2013 to December 2016. In October 2016, the Company was recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. The Company was named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association in 2014, 2015 and 2017. The Company has professional credit business experience in the microfinance industry in China. For more information, please visit the Company’s website at http://en.hbctxed.com/.

For additional information, please contact

Mr. Johnny Zhou

Chief Financial Officer

Telephone: +86-13917303401